CHARTWELL INVESTMENT PARTNERS

Proxy Voting Policies and Procedures

Adopted April 11, 1997

As Amended March 1, 2023

Purpose. Chartwell Investment Partners (“Chartwell”) has adopted these Proxy Voting Policies and Procedures (“Policies”) to seek to ensure that it exercises voting authority on behalf of Chartwell clients in a manner consistent with the best interests of each client and its agreement with the client.

Scope. These Policies apply where clients have delegated the authority and responsibility to Chartwell to decide how to vote proxies. The proxy voting guidelines will be based on the 2023 ISS Benchmark Policy (US) and unified with our RJIM affiliates. Chartwell does not accept or retain authority to vote proxies in accordance with individual client guidelines with the exception of those clients who wish their proxies voted in accordance with Taft-Hartley Proxy Voting Guidelines and who have instructed Chartwell to do so. Clients who wish to arrange to vote proxies in accordance with their own guidelines may elect to do so at any time by notifying Chartwell. Chartwell generally will follow these Policies if asked to make recommendations about proxy voting to clients who request that advice but have not delegated proxy voting responsibility to Chartwell.

Guiding Principles. Chartwell believes that voting proxies in the best interests of each client means making a judgment as to what voting decision is most likely to contribute to positive long- term performance of the companies the client is an investor in and casting votes accordingly.

Chartwell recognizes the growing view among investors that not only is the concern for economic returns to shareholders and good corporate governance, but also with ensuring corporate activities and practices are aligned with the broader objectives of society. Chartwell’s guiding principles align with our parent company, Raymond James Investment Management (RJIM), where proxy voting is centralized at the RJIM level using a set of unified guidelines that promote responsible corporate governance and address environmental, social and governance considerations. These factors enhance investment making decisions in order to have a more comprehensive understanding of the overall risk profile of the companies in which we invest while simultaneously contributing to positive environmental or social impact.

Use of Independent Proxy Voting Service. Chartwell has retained ISS, an independent proxy voting service, to assist it in analyzing specific proxy votes with respect to securities held by Chartwell clients and to handle the mechanical aspects of casting votes. Historically, Chartwell has placed substantial reliance on ISS’ analyses and recommendations and generally gives instructions to ISS to vote proxies in accordance with ISS’ recommendations, unless Chartwell reaches a different conclusion than ISS about how a particular matter should be voted. In addition, Chartwell generally votes our Taft-Hartley clients in accordance with the AFL-CIO Key Votes Survey, a list of proposals and meetings based on recommendations by the AFL-CIO Office of Investment. To the extent that any of the proxy voting positions stated in our Taft- Hartley Guidelines are inconsistent with a Key Vote Survey recommendation, Chartwell will generally vote in accordance with the Key Vote Survey recommendation on all impacted securities for our Taft-Hartley clients.

Administration of Policies. RJIM has established the Stewardship Committee chaired by the Head of Sustainable Investing and Corporate Responsibility. The Committee is composed of members from each investment team across all affiliated asset managers. This Committee is the main body responsible for proxy voting discussions and voting decisions through investment team representatives. The unified RJIM proxy voting guidelines are based on the ISS Benchmark Policy (US) but are customized to include Case-by-Case votes for all shareholder proposals as well as other proposals such as executive compensation, restructuring proposals and special meetings.

Conflicts of Interest. It is Chartwell’s policy not to exercise its authority to decide how to vote a proxy if there is a material conflict of interest between Chartwell’s interests and the interests of the client that owns the shares to be voted that could affect the vote on that matter. To seek to identify any such material conflicts, a representative of the RJIM Stewardship Committee screens all proxies and presents any potential conflicts identified to the Committee for determination of whether the conflict exists and if so, whether it is material.

Conflicts of interest could result from a variety of circumstances, including, but not limited to, significant personal relationships between executive officers of an issuer and Chartwell personnel, a current or prospective investment adviser-client relationship between an issuer or a pension plan sponsored by an issuer and Chartwell, a significant ownership interest by Chartwell or its personnel in the issuer and various other business, personal or investment relationships.

Generally, a current or prospective adviser-client relationship will not be considered material for these purposes if the net advisory revenues to Chartwell have not in the most recent fiscal year and are not expected in the current fiscal year to exceed ½ of 1 percent of Chartwell’s annual advisory revenue.

In the event the Committee determines that there is a material conflict of interest that may affect a particular proxy vote, Chartwell will not make the decision how to vote the proxy in accordance with these Policies unless the Policies specify how votes shall be cast on that particular type of matter, i.e., “for” or “against” the proposal.

When Chartwell Does Not Vote Proxies. Chartwell may not vote proxies respecting client securities in certain circumstances, including, but not limited to, situations where (a) the securities are no longer held in a client’s account; (b) the proxy and other relevant materials are not received in sufficient time to allow analysis or an informed vote by the voting deadline; (c) Chartwell concludes that the cost of voting the proxy will exceed the expected potential benefit to the client; or (d) the securities have been loaned out pursuant to a client’s securities lending program and are unavailable to vote.

Raymond James Investment Management Proxy Voting Policies and Procedures 2023

Raymond James Investment Management (“RJIM”) has established the Stewardship Committee chaired by Head of Sustainable Investing and Corporate Responsibility. The committee is composed of members from each investment team across affiliated boutique asset management firms, RJIM Compliance and CFF Compliance. This is the main body responsible for proxy voting discussions and voting decisions through investment team representatives.

Proxy voting is centralized at the RJIM level using a set of unified guidelines (Appendix A) that addresses environmental, social and governance considerations and comports with CFF board- approved proxy voting guidelines.

All Case-By-Case (“REFER”) votes will go to chair of Stewardship Committee who will send the ballot item(s), along with available ISS research and vote deadlines, to the relevant investment team(s)’ representative(s) on the Stewardship Committee as well as to the appropriate compliance officers for review. Decisions for Case-By-Case votes will be determined by the individual investment teams. In the case of common holdings among portfolios in a single affiliate, discussion of proxy issues among investment teams may be appropriate. In most cases, different votes can be accommodated.

•	For Case-By-Case votes, the investment team(s) will provide the chair of the Stewardship Committee the vote decision and documented rationale. The chair of the Stewardship Committee, or its designee, is responsible for vote execution.

•	Case-By-Case vote decisions will be documented and maintained by the chair of the Stewardship Committee, with notification to appropriate compliance officers.
•	Unified RJIM guidelines as well as any updates to the ISS Benchmark Policy (US) will be reviewed by the Stewardship Committee at least annually. For ERISA accounts, RJIM will monitor ISS’s Benchmark Policy to ensure it is consistent with ERISA, as applicable.
•	For international holdings, ISS country-specific benchmark guidelines will be used.

•	In certain situations, institutional clients may elect to use specific guidelines, e.g. Taft- Hartley guidelines, to vote their proxies.

•	As a fiduciary under ERISA, RJIM, in working with its affiliated boutique asset management firms, will carry out its duties prudently and solely in the interest of, and for the exclusive purpose of providing benefits to, participants and beneficiaries of ERISA plans.

o   RJIM, through its affiliated boutique asset management firms, intends to follow a prudent process to evaluate material facts that form the basis for a particular proxy vote and consider any costs involved with the determinate of whether to vote.

o   RJIM, through its affiliated boutique asset management firms, can override these Guidelines to either permit or preclude a vote on a matter based on a prudent determination that the matter is not expected to have a material effect on the value of the investment or the investment performance of the ERISA account’s investment portfolio.

o   Neither RJIM, nor its affiliated boutique asset management firms, will subordinate the retirement income or financial interests of ERISA plan participants and beneficiaries to any non-pecuniary objective or promote any unrelated non-pecuniary benefits or goals.

•	ERISA plans which invest into the Carillon Funds will be subject to the CFF board- approved proxy voting guidelines.

APPENDIX A

Raymond James Investment Management Proxy Voting Guidelines

Effective 3/1/2023

An important aspect of active portfolio management is exercising the right as shareholders to vote proxies in a manner consistent with the best interests and values of our investors. We have adopted a comprehensive set of proxy voting guidelines that promote responsible corporate governance practices and reflect a thoughtful approach to a wide array of environmental, social and governance issues.

Unified Guidelines

•	The 2023 unified Raymond James Investment Management (“RJIM”) proxy voting guidelines will be based on the 2023 ISS Benchmark Policy (US) and will comport with CFF board-approved proxy voting guidelines. The ISS Benchmark Policy (US) will be customized to include the following:

o	All shareholder proposals will be voted Case-By-Case (“REFER”).
o	Advisory Vote on Executive Compensation (“Say on Pay”) will go to Case-By-Case (“REFER”) in the event ISS has an “AGAINST” recommendation.
o	Restructuring proposals, including M&A activity, bankruptcy, etc. will be voted Case-By-Case (“REFER”).
o	Special Meetings will be voted Case-By-Case (“REFER”).
o	Vote(s) for director(s) will go to Case-By-Case (“REFER”) in the event ISS recommends WITHHOLD votes.
•	For international holdings, ISS country-specific benchmark guidelines will be used.
•	In certain situations, institutional clients may elect to use specific guidelines, e.g. Taft- Hartley guidelines.

Shareholder Resolutions

Because of the potential depth and breadth of environmental, social and governance issues, such shareholder resolutions will be evaluated on a case-by-case basis as noted

above. However, in keeping with our investment principles and voting in the best interest of our clients, we will generally support shareholder resolutions that are likely to enhance or protect shareholder value and also seek to improve transparency, support diversity, protect the environment, uphold human rights, and promote responsible business practices.